UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Natural Gas, Inc.
(Name of Company)

Common Stock, $0.0001 par value
(Title of class of securities)

168910107
(CUSIP number)

Richard Yee Abax Global Capital (Hong Kong) Limited Suite 6708, 67/F Two International Finance Centre 8 Finance Street Central, Hong Kong SAR +852 3602 1800
(Name, address and telephone number of person authorized to receive notices and communications)

February 8, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 168910107	13D	Page 2

1.	NAME OF REPORTING PERSON:		Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	310,734
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	310,734
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		310,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.4%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 168910107	13D	Page 3

1.	NAME OF REPORTING PERSON:		Abax Nai Xin A Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,104,266
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,104,266
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,104,266
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 168910107	13D	Page 4

1.	NAME OF REPORTING PERSON:		Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,415,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 168910107	13D	Page 5

1.	NAME OF REPORTING PERSON:		Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,415,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		OO

CUSIP No. 168910107	13D	Page 6

1.	NAME OF REPORTING PERSON:		Abax Upland Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,415,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		OO

CUSIP No. 168910107	13D	Page 7

1.	NAME OF REPORTING PERSON:		Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,415,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 168910107	13D	Page 8

1.	NAME OF REPORTING PERSON:		Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,415,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 168910107	13D	Page 9

1.	NAME OF REPORTING PERSON:		Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,415,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 168910107	13D	Page 10

1.	NAME OF REPORTING PERSON:		Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	5,000
	8.	SHARED VOTING POWER:	1,415,000
	9.	SOLE DISPOSITIVE POWER:	5,000
	10.	SHARED DISPOSITIVE POWER:	1,415,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,420,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%
14.	TYPE OF REPORTING PERSON:		IN

This Amendment No. 1 (this “Amendment”) is filed jointly by Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Arhat Fund, Abax Upland Fund LLC, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited and Xiang Dong Yang to amend and supplement the Schedule 13D relating to the common stock, par value $0.0001 per share (“Common Stock”), of China Natural Gas, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2008 (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D is being filed by and on behalf of:

i.	Abax Lotus Ltd., a Cayman Island domiciled exempted company (the “Investor ”);

ii.	Abax Nai Xin A Ltd., a Cayman Island domiciled exempted company (“Abax Nai Xin A”);

iii.	Abax Global Opportunities Fund, a Cayman Island domiciled exempted company (the “Fund”);

iv.	Abax Arhat Fund, a Cayman Island domiciled exempted company (“Arhat”) and an owner of the Fund;

v.	Abax Upland Fund LLC, a Delaware limited liability company (“Upland”) and an owner of the Fund;

vi.	Abax Claremont Ltd., a Cayman Island domiciled exempted company (“Upland Managing Member”) and managing member of Upland;

vii.	Abax Global Capital, a Cayman Island domiciled exempted company (“Arhat Shareholder”) and sole management shareholder of Arhat;

viii.	Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”); and

ix.	Xiang Dong Yang, a citizen of Hong Kong, SAR (“Mr. Yang”).

The entities and individuals in items (i) through (ix) above are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

The business address of each Reporting Person and each Abax Person (as defined below) is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

The Fund is the sole shareholder of the Investor and Abax Nai Xin A. Arhat and Upland together hold 100% of the Fund. Arhat Shareholder is the managing shareholder of Arhat and sole shareholder of Abax HK while Upland Managing Member is the managing member of Upland.  Abax HK is the investment advisor to Arhat Shareholder with respect to Arhat, Upland and the

Fund and Arhat Shareholder is the investment manager to Arhat, Upland and the Fund.  The Fund, through its holdings in the Investor and Abax Nai Xin A, is focused on Asian private and public investments with an emphasis on Greater China.  Mr. Yang is the ultimate controlling person of Arhat Shareholder and Upland Managing Member and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock (including upon exercise of the Warrants) that are owned beneficially and directly by the Investor and Abax Nai Xin A.  Mr. Yang is the ultimate controlling shareholder of Abax HK. Each of the Fund, Upland, Arhat, Upland Managing Member, Arhat Shareholder, Abax HK and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

The name, title, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons, each of whom is an “Abax Person” is set forth below:

For Arhat Shareholder and Abax HK:

Name	Occupation/Position	Entity	Citizenship
Mr. Yang	Managing Partner, Chief Investment Officer and Director	Arhat Shareholder, Abax HK	Hong Kong
Mr. William Hoi Hin Chan	Partner	Arhat Shareholder, Abax HK	Hong Kong
Mr. John Lu Goh	Senior Managing Director	Arhat Shareholder, Abax HK	Singapore
Mr. Richard Yee	Managing Director and Chief Operating Officer	Arhat Shareholder, Abax HK	United States of America

For Investor, Abax Nai Xin A, the Fund, Arhat and Upland Managing Member:

Name	Occupation/Position	Entity	Citizenship
Mr. Yang	Director	Investor, Abax Nai Xin A, the Fund, Arhat, Upland Managing Member	Hong Kong
Mr. Gong Peng	Director	Investor, Abax Nai Xin A, the Fund, Arhat, Upland Managing Member	United States of America
Mr. Ron Silverton	Director	Investor, Abax Nai Xin A, the Fund, Arhat, Upland Managing Member	United States of America
Mr. Christopher Chang	Director	Investor, Abax Nai Xin A, the Fund, Arhat, Upland Managing Member	United States of America

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Abax Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed in the Schedule 13D, the Warrants were acquired by the Investor for no additional consideration in connection with the issuance of the Senior Notes.  Accordingly, each transfer of Warrants described in Item 4 hereof was made in connection with the corresponding sale of Senior Notes for no additional consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:

Transfer of Senior Notes and Warrants

On June 30, 2008, the Investor irrevocably sold and assigned RMB7,000,000 in aggregate principal amount of the Senior Notes, together with 70,000 Warrants, to Lake Street Fund LP (“Lake Street Fund”).  As previously disclosed by the Company, the Company effected a 1-for-2 reverse stock split on April 28, 2009.  On April 30, 2009, the Investor irrevocably sold and assigned RMB221,000,000 in aggregate principal amount of the Senior Notes, together with 1,104,266 Warrants, to Abax Nai Xin A.  On April 30, 2009, the Investor irrevocably sold and assigned RMB62,000,000 in aggregate principal amount of the Senior Notes, together with 310,734 Warrants, to Abax Jade Ltd. On March 28, 2011, Abax Jade Ltd. merged with and into the Investor, with the Investor surviving the merger, and as a result RMB62,000,000 in aggregate principal amount of the Senior Notes and 310,734 Warrants were once again owned by the Investor.

The Company’s Involuntary Bankruptcy

The Indenture required the Company to make six semi-annual repayments of principal beginning in July 2011 (8.3333% of outstanding principal for the first two repayments, 16.6667% of outstanding principal for the next two repayments, and 25% of outstanding principal for the last two repayments). The Company failed to make the repayment due July 30, 2012, and has not paid interest or principal on the Senior Notes since then. On August 21, 2012, the Arhat Shareholder sent the Company a formal notice of default and demanded that the Company make the July 2012 principal and interest payments and remedy the default. The Company did not respond to the default notice.

On September 5, 2012, the Arhat Shareholder provided notice of acceleration of the principal amount of the Senior Notes, together with all accrued and unpaid interest and premium, which was immediately due and payable under the Indenture. The Company also failed to respond to this notice. On September 10, 2012, through its counsel the Arhat Shareholder provided the Company with a final demand for payment. The Company responded to this demand, but failed to provide any plan to remedy the defaults or repay the Senior Notes. Over several months, the Arhat Shareholder sought a consensual resolution of the defaults, but the Company never provided any explanation why it failed to make the required payments and never put forward any plan to remedy the defaults.

Additionally, pursuant to the redemption provisions of the warrant agreement, upon the Company’s default under the Indenture on July 30, 2012, the Warrants held by the Investor and Abax Nai Xin A became redeemable for their pro rata share of the $17,500,000 total redemption value of the Warrants.  The Investor and Abax Nai Xin A delivered the required notice of redemption to the Company, but the Company has not satisfied its obligation to redeem the Warrants and make the required payments.

In connection with the above, on February 8, 2013 the Investor and Abax Nai Xin A, together with Lake Street Fund, filed an involuntary bankruptcy petition against the Company under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

The foregoing discussion of the Indenture and the warrant agreement is qualified in its entirety by the text of the Indenture and the warrant agreement which were attached as Exhibits 4 and 6 to the Schedule 13D and are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)                      The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of the date of this Amendment, the Investor directly owns an aggregate of 310,734 Warrants to purchase Common Stock and Abax Nai Xin A directly owns an aggregate of 1,104,266 Warrants to purchase Common Stock, representing, if exercised in full, approximately 1.4% and 4.8% respectively of the currently outstanding shares of Common Stock.

The Fund, as the sole shareholder of the Investor and Abax Nai Xin A; Arhat and Upland, as holders of 100% of the Fund; Arhat Shareholder, as the sole shareholder of Arhat; Upland Managing Member, as the managing member of  Upland; Abax HK as investment advisor to Arhat Shareholder; and Mr. Yang as the controlling person of Arhat Shareholder and Upland Managing Member, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock (including upon exercise of the Warrants) that are owned beneficially and directly by the Investor or Abax Nai Xin A.  Each of the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Abax HK, and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

The Company has granted Mr. Yang an option to purchase 5,000 shares of Common Stock in connection with his service on the Company’s board of directors, representing, if exercised in full, less than 0.1% of the currently outstanding shares of Common Stock.

All percentages set forth in this paragraph are based on 21,458,654 shares of Common Stock outstanding as of May 10, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

(c)           Other than as set forth herein, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D/A by and among the Reporting Persons, dated June 6, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2013

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX NAI XIN LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX ARHAT FUND
By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX UPLAND FUND, LLC

By:	ABAX CLAREMONT LTD. in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name:	Xiang Dong Yang